Exhibit 99.3

Chanson International’s “Songkang Meal” Nasogastric Nutrition Formula Approved for Use in China

URUMQI, China, May 13, 2025 (GLOBE NEWSWIRE) -- Chanson International Holding (Nasdaq: CHSN) (the “Company” or “Chanson”), a provider of bakery, seasonal, and beverage products through its chain stores in China and the United States, today announced that its self-developed “Songkang Meal” series of nasogastric nutrition formulas has received official registration approval as a Food for Special Medical Purpose (“FSMP”) in China. The product has been adopted for use in several hospitals in Xinjiang. As the Company’s first FSMP product, “Songkang Meal” represents Chanson’s expansion into the medical nutrition and FSMP market, presenting an opportunity for new revenue streams.

“Songkang Meal” is designed to address market need for FSMP products in Northwest China with its nutritional formulation and localized features. Specifically developed for patients with chronic conditions such as diabetes and kidney disease, the “Songkang Meal” series utilizes a low-glycemic index carbohydrate and plant-based protein blend to balance nutrient density and gastrointestinal tolerance. Its formulation also incorporates ingredients native to Xinjiang, including sea buckthorn and chickpeas. At one hospital in Xinjiang, 127 patients have reportedly used the product, resulting in an increase in nutritional compliance rates. In its first month on the market, “Songkang Meal” was used by over 1,000 patients, achieving satisfactory results. These initial results indicate positive reception in the region.

Chanson’s entry into the FSMP field builds on its experience in food innovation. Drawing from years of experience in bakery production, the Company has applied relevant technologies such as freeze-drying and precision temperature control to the development of stable and high-quality nutrition formulas. By sourcing ingredients locally and centralizing production in Xinjiang, Chanson aims to achieve cost efficiency and raw material traceability. Additionally, the Company’s existing retail network in Xinjiang supports a logistics system capable of delivering FSMP products to hospital partners within 48 hours, addressing a major challenge of cold-chain distribution in the market.

Mr. Gang Li, Chairman of the Board of Directors and Chief Executive Officer of Chanson, commented, “With China’s aging population and rising demand for specialized clinical nutrition, we see an opportunity to extend our food expertise into the FSMP sector. The introduction of ‘Songkang Meal’ in Xinjiang marks a substantial step in this direction. By leveraging our R&D capabilities, local supply chain, and retail network, we are not only addressing an unmet need but also working towards creating a new growth engine for Chanson. We also aim to launch five new nutrition products by 2026, designed to meet the needs of patients across all age groups. With the initial launch of ‘Songkang Meal’ in Xinjiang, we believe we are positioned to scale the model nationwide. We see significant potential in this market and are confident that our integrated capabilities will position us for long-term growth in health-focused food solutions.”

About Chanson International Holding

Founded in 2009, Chanson International Holding is a provider of bakery, seasonal, and beverage products through its chain stores in China and the United States. Headquartered in Urumqi, China, Chanson directly operates stores in Xinjiang, China and New York, United States. Chanson currently manages 63 stores in China, and 3 stores in New York City while selling on digital platforms and third-party online food ordering platforms. Chanson offers not only packaged bakery products but also made-in-store pastries and eat-in services, serving freshly prepared bakery products and extensive beverage products. Chanson aims to make healthy, nutritious, and ready-to-eat food through advanced facilities based on in-depth industry research, while creating a comfortable and distinguishable store environment for customers. Chanson’s dedicated and highly-experienced product development teams constantly create new products that reflect market trends to meet customer demand. For more information, please visit the Company’s website: http://ir.chanson-international.net/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions intended to identify forward-looking statements. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

Chanson International Holding

Investor Relations Department

Email: IR@chansoninternational.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com